UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EXTENDED STAY AMERICA, INC.
ESH HOSPITALITY, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share, of Extended Stay America, Inc., and

Class B Common Stock, par value $0.01 per share, of ESH Hospitality, Inc.,

which are attached and trade together as a Paired Share
(Title of Class of Securities)

30224P200**
(CUSIP Number)

Ellis F. Rinaldi, Esq.
Executive Vice President and Co-General Counsel
Starwood Capital Group Global I, L.L.C.
591 West Putnam Avenue
Greenwich, CT 06830
(203) 422-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

** This CUSIP number pertains to ESH Hospitality, Inc.’s Paired Shares, each representing one share of Class B common stock, par value $0.01 per share, of ESH Hospitality, Inc. together with one share of common stock, par value $0.01 per share, of Extended Stay America, Inc., which are attached and trade as a single unit (a “Paired Share”).

CUSIP No. 30224P200

1	Names of reporting persons: SAR Public Holdings, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 16,694,265
	9	Sole dispositive power: 0
	10	Shared dispositive power: 16,694,265
11	Aggregate amount beneficially owned by each reporting person: 16,694,265
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 9.4%*
14	Type of reporting person: OO

* The calculation of the foregoing percentage is based on 177,482,082 Paired Shares outstanding as of May 1, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2020, filed with the Securities and Exchange Commission on May 6, 2020 (the “Form 10-Q”).

CUSIP No. 30224P200

1	Names of reporting persons: SOF-XI U.S. Private SAR Holdings, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 16,694,265
	9	Sole dispositive power: 0
	10	Shared dispositive power: 16,694,265
11	Aggregate amount beneficially owned by each reporting person: 16,694,265
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 9.4%*
14	Type of reporting person: PN

* The calculation of the foregoing percentage is based on 177,482,082 Paired Shares outstanding as of May 1, 2020, as reported in the Form 10-Q.

CUSIP No. 30224P200

1	Names of reporting persons: SOF-XI U.S. Institutional SAR Holdings, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 16,694,265
	9	Sole dispositive power: 0
	10	Shared dispositive power: 16,694,265
11	Aggregate amount beneficially owned by each reporting person: 16,694,265
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 9.4%*
14	Type of reporting person: PN

* The calculation of the foregoing percentage is based on 177,482,082 Paired Shares outstanding as of May 1, 2020, as reported in the Form 10-Q.

CUSIP No. 30224P200

1	Names of reporting persons: Starwood XI Management Holdings GP, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 16,694,265
	9	Sole dispositive power: 0
	10	Shared dispositive power: 16,694,265
11	Aggregate amount beneficially owned by each reporting person: 16,694,265
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 9.4%*
14	Type of reporting person: OO

* The calculation of the foregoing percentage is based on 177,482,082 Paired Shares outstanding as of May 1, 2020, as reported in the Form 10-Q.

CUSIP No. 30224P200

1	Names of reporting persons: Starwood XI Management, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 16,694,265
	9	Sole dispositive power: 0
	10	Shared dispositive power: 16,694,265
11	Aggregate amount beneficially owned by each reporting person: 16,694,265
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 9.4%*
14	Type of reporting person: PN

* The calculation of the foregoing percentage is based on 177,482,082 Paired Shares outstanding as of May 1, 2020, as reported in the Form 10-Q.

CUSIP No. 30224P200

1	Names of reporting persons: Starwood XI Management GP, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 16,694,265
	9	Sole dispositive power: 0
	10	Shared dispositive power: 16,694,265
11	Aggregate amount beneficially owned by each reporting person: 16,694,265
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 9.4%*
14	Type of reporting person: OO

* The calculation of the foregoing percentage is based on 177,482,082 Paired Shares outstanding as of May 1, 2020, as reported in the Form 10-Q.

CUSIP No. 30224P200

1	Names of reporting persons: Starwood Capital Group Global II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 16,694,265
	9	Sole dispositive power: 0
	10	Shared dispositive power: 16,694,265
11	Aggregate amount beneficially owned by each reporting person: 16,694,265
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 9.4%*
14	Type of reporting person: PN

* The calculation of the foregoing percentage is based on 177,482,082 Paired Shares outstanding as of May 1, 2020, as reported in the Form 10-Q.

CUSIP No. 30224P200

1	Names of reporting persons: SCGG II GP, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 16,694,265
	9	Sole dispositive power: 0
	10	Shared dispositive power: 16,694,265
11	Aggregate amount beneficially owned by each reporting person: 16,694,265
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 9.4%*
14	Type of reporting person: OO

* The calculation of the foregoing percentage is based on 177,482,082 Paired Shares outstanding as of May 1, 2020, as reported in the Form 10-Q.

CUSIP No. 30224P200

1	Names of reporting persons: Starwood Capital Group Holdings GP, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 16,694,265
	9	Sole dispositive power: 0
	10	Shared dispositive power: 16,694,265
11	Aggregate amount beneficially owned by each reporting person: 16,694,265
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 9.4%*
14	Type of reporting person: OO

* The calculation of the foregoing percentage is based on 177,482,082 Paired Shares outstanding as of May 1, 2020, as reported in the Form 10-Q.

CUSIP No. 30224P200

1	Names of reporting persons: BSS SCG GP Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 16,694,265
	9	Sole dispositive power: 0
	10	Shared dispositive power: 16,694,265
11	Aggregate amount beneficially owned by each reporting person: 16,694,265
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 9.4%*
14	Type of reporting person: OO

* The calculation of the foregoing percentage is based on 177,482,082 Paired Shares outstanding as of May 1, 2020, as reported in the Form 10-Q.

CUSIP No. 30224P200

1	Names of reporting persons: Barry S. Sternlicht
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 16,694,265
	9	Sole dispositive power: 0
	10	Shared dispositive power: 16,694,265
11	Aggregate amount beneficially owned by each reporting person: 16,694,265
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 9.4%*
14	Type of reporting person: IN

* The calculation of the foregoing percentage is based on 177,482,082 Paired Shares outstanding as of May 1, 2020, as reported in the Form 10-Q.

CUSIP No. 30224P200

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed on April 16, 2020 by the Reporting Persons (as so amended and supplemented, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

The information set forth under “Margin Loan Facility” in Item 6 is hereby incorporated by reference into this Item 3.

As of the date hereof, SAR Public Holdings holds 16,694,265 Paired Shares purchased in open market transactions between March 4, 2020 and May 20, 2020 for an aggregate cash purchase price of approximately $153,923,044, excluding sales commissions.  The source of funds for this consideration was the available capital of the Starwood Entities, which may, at any given time, include capital contributions from investors in the Starwood Entities in the ordinary course of business or borrowings off the subscription based credit facility available to the Starwood Entities.

Item 5.         Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

Based on the information set forth in the Form 10-Q, there were 177,482,082 Paired Shares outstanding as of May 1, 2020.

The aggregate number and percentage of Paired Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Paired Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, SAR Public Holdings beneficially owns an aggregate of 16,694,265 Paired Shares, or approximately 9.4% of the total Paired Shares outstanding.  As a result of the relationships of the other Reporting Persons as described in Item 2 of this Schedule 13D, each of SOF-XI U.S. Private SAR Holdings, SOF-XI U.S. Institutional SAR Holdings, Starwood XI Management Holdings GP, Starwood XI Management, Starwood XI Management GP, SCG Global II, SCGG II GP, SCG Holdings GP, BSS SCG GP Holdings and Barry S. Sternlicht may also be deemed to have beneficial ownership of the foregoing 16,694,265 Paired Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than to the extent they directly hold the Paired Shares reported on this Schedule 13D) is the beneficial owner of the Paired Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Schedule 13D is filed constitute a “group.”

None of the Reporting Persons has engaged in any transaction during the past 60 days in any securities of the Issuer.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and restated to read as follows:

The information set forth in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

CUSIP No. 30224P200

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the member of a “group” for purposes of Section 13(d) of the Exchange Act and the rules and regulations thereunder, or for any other purpose.

Margin Loan Facility

SAR Public Holdings has entered into the Margin Loan Agreement dated as of August 6, 2020 (as amended from time to time, the “Margin Loan Agreement” and, together with each agreement or instrument delivered pursuant to the foregoing, including the security documentation delivered in connection therewith, the “Margin Loan Documentation”) with the lenders party thereto (each, a “Lender” and collectively, the “Lenders”) and Citibank, N.A., as administrative agent and as calculation agent. Pursuant to the Margin Loan Documentation, SAR Public Holdings’ obligations are secured by a pledge of the 16,694,265 Paired Shares held by SAR Public Holdings (the “Pledged Paired Shares”).

On August 6, 2020, SAR Public Holdings borrowed an aggregate of $100,000,000 under the Margin Loan Agreement. SAR Public Holdings will use the proceeds of the margin loan for general corporate purposes (including, without limitation, to make distributions or payments to its direct and indirect equityholders).

The loans under the Margin Loan Agreement mature on or about August 5, 2022. Upon the occurrence of certain events that are customary for these types of margin loans, the Lenders may exercise their rights to require SAR Public Holdings to prepay the margin loan or post additional collateral, and the Lenders may exercise their rights to foreclose on, and dispose of, the Pledged Paired Shares and related collateral, in each case in accordance with the Margin Loan Documentation.

The foregoing description of the terms of the Margin Loan Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Margin Loan Agreement and the exhibits thereto, which is attached hereto as Exhibit 3, and is incorporated herein by reference.

Item 7.         Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following:

3.              Margin Loan Agreement, dated as of August 6, 2020, by and among SAR Public Holdings, L.L.C., the Lenders party thereto and Citibank, N.A. as administrative agent and as calculation agent.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2020

SAR PUBLIC HOLDINGS, L.L.C.

By: SOF-XI U.S. Private SAR Holdings, L.P. and SOF-XI U.S. Institutional SAR Holdings, L.P., its Co-Managing Members
By: Starwood XI Management Holdings GP, L.L.C., its General Partner
By: Starwood XI Management, L.P., its Sole Member
By: Starwood XI Management GP, L.L.C., its General Partner
By: Starwood Capital Group Global II, L.P., its Sole Member
By: SCGG II GP, L.L.C., its General Partner
By: Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Akshay Goyal
Name: Akshay Goyal
Title: Authorized Signatory

SOF-XI U.S. PRIVATE SAR HOLDINGS, L.P.

By: Starwood XI Management Holdings GP, L.L.C., its General Partner
By: Starwood XI Management, L.P., its Sole Member
By: Starwood XI Management GP, L.L.C., its General Partner
By: Starwood Capital Group Global II, L.P., its Sole Member
By: SCGG II GP, L.L.C., its General Partner
By: Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Akshay Goyal
Name: Akshay Goyal
Title: Authorized Signatory

SOF-XI U.S. INSTITUTIONAL SAR HOLDINGS, L.P.

By: Starwood XI Management Holdings GP, L.L.C., its General Partner
By: Starwood XI Management, L.P., its Sole Member
By: Starwood XI Management GP, L.L.C., its General Partner
By: Starwood Capital Group Global II, L.P., its Sole Member
By: SCGG II GP, L.L.C., its General Partner
By: Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Akshay Goyal
Name: Akshay Goyal
Title: Authorized Signatory

STARWOOD XI MANAGEMENT HOLDINGS GP, L.L.C.

By: Starwood XI Management, L.P., its Sole Member

By: Starwood XI Management GP, L.L.C., its General Partner

By: Starwood Capital Group Global II, L.P., its Sole Member

By: SCGG II GP, L.L.C., its General Partner

By: Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Akshay Goyal
Name: Akshay Goyal
Title: Authorized Signatory

STARWOOD XI MANAGEMENT, L.P.

By: Starwood XI Management GP, L.L.C., its General Partner

By: Starwood Capital Group Global II, L.P., its Sole Member

By: SCGG II GP, L.L.C., its General Partner

By: Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Akshay Goyal
Name: Akshay Goyal
Title: Authorized Signatory

STARWOOD XI MANAGEMENT GP, L.L.C.

By: Starwood Capital Group Global II, L.P., its Sole Member By: SCGG II GP, L.L.C., its General Partner By: Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Akshay Goyal
Name: Akshay Goyal
Title: Authorized Signatory

STARWOOD CAPITAL GROUP GLOBAL II, L.P.

By: SCGG II GP, L.L.C., its General Partner By: Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Akshay Goyal
Name: Akshay Goyal
Title: Authorized Signatory

SCGG II GP, L.L.C.

By: Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Akshay Goyal
Name: Akshay Goyal
Title: Authorized Signatory

STARWOOD CAPITAL GROUP HOLDINGS GP, L.L.C.

By:	/s/ Akshay Goyal
Name: Akshay Goyal
Title: Authorized Signatory

BSS SCG GP HOLDINGS, LLC

By:	/s/ Barry S. Sternlicht
Name: Barry S. Sternlicht
Title: Managing Member

BARRY S. STERNLICHT

/s/ Barry S. Sternlicht